Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                  This Form 6-K consists of the following:



                               TELUS CORPORATION

                   Form 51-102F3 - Material Change Report


Item 1	     Name and Address of Company

TELUS Corporation ( TELUS )
555 Robson Street
Vancouver, British Columbia V6B 3K9

Item 2	     Date of Material Change

October 19, 2005.

Item 3	     News Release

A news release in respect of the material change, in the form attached as Schedule A to this Report, was disseminated on October 19, 2005 through Canada NewsWire.

Item 4	     Summary of Material Change

On October 19, 2005, TELUS announced the departure of George Cope, President and CEO of TELUS Mobility.

Item 5	     Full Description of Material Change

On October 19, 2005, TELUS announced the departure of George Cope, President and CEO of TELUS Mobility, effective immediately, to join Bell Canada in the near future.

Please refer to the news release of TELUS attached as Schedule A to this Report for further details.


Item 6	     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	     Omitted Information

Not applicable.

Item 8	     Executive Officer

For further information, please contact Audrey T. Ho, Vice President, Legal Services and General Counsel (tel: (604) 697-8017)

Item 9	     Date of Report

October 24, 2005.

_______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 23, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


______________________________________________________________________________